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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                   AMERICAN GENERAL SERIES PORTFOLIO COMPANY 3
                            Exact Name of Registrant


                            NOTIFICATION OF ELECTION

         The undersigned registered open-end management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed on its behalf in Houston, Texas on the 20th day of May, 1998.

                   AMERICAN GENERAL SERIES PORTFOLIO COMPANY 3




                                       By: /s/  NORI L. GABERT
                                          -------------------------------------
                                          Nori L. Gabert, as Vice President and
                                          Assistant Secretary

Attest:

/s/ CYNTHIA A. TOLES
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